

May 29, 2015

Charles V. Magro
Chief Executive Officer
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta T2J 7E8 Canada

      Re: Agrium Inc.
      Form 40-F for Fiscal Year Ended December 31, 2014
      Filed on March 5, 2015
      File No. 001-14460

Dear Mr. Magro:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2014

Exhibit 99.2

Management's Discussion and Analysis

2014 In Review, page 14

1.   You refer to the term "tuck-in" here and elsewhere in your filing, in particular "tuck-in strategy" on page 58 of MD&A. Please clarify what this term and strategy represent.

Liquidity and Capital Resources

Cash Provided by Operating Activities, page 58

2.   You cite the change in non-cash working capital as the primary factor for the reduction of operating cash flow in 2014 as compared to 2013. However, the amount of the unfavorable change in this factor is materially more than the reduction in operating cash flows between 2014 and 2013. In this regard, please include in your analysis material mitigating and other factors that substantially address the total change in operating cash flows between comparable periods. For example, it appears a partial mitigating factor for 2014 is the favorable change in income taxes paid between 2014 and 2013 as reported in the cash flow statement. Please accompany your analysis with a discussion of the underlying factors associated with factors cited as the cause of the variance in operating cash flows.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief